TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

03 DEC -1 AM 7:21

14 November 2003

03037720

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b)
Exemption
<u>File No. 82-3841</u>

SUPPL

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

dlw 12/1

Enc.

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

13 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Allocation of TABCORP Shares and Cash under the Merger with Jupiters

TABCORP Holdings Limited (***TABCORP***) today announced the terms of the scale back that will be applied to Maximum Shares Elections in relation to the consideration to be provided by the TABCORP Group in connection with the merger with Jupiters Limited (***Jupiters***).

Elections under Ordinary Share Scheme

Under the scheme of arrangement between Jupiters and its ordinary shareholders (***Ordinary Share Scheme***), the TABCORP Group offered (subject to the effects of rounding) A$285 cash and 24 TABCORP ordinary shares for every 100 Jupiters ordinary shares held by a Jupiters ordinary shareholder at 5pm (Brisbane time) on 10 November 2003.

Those shareholders had the option to maximise the number of TABCORP ordinary shares or the amount of cash they were entitled to receive under the Ordinary Share Scheme, by making a Maximum Shares Election or a Maximum Cash Election. This option was explained in detail in the Scheme Booklet sent by Jupiters to its ordinary shareholders.

For shareholders making an election, the number of TABCORP ordinary shares or the amount of cash they would receive under the Ordinary Share Scheme was dependant on the elections of all shareholders, given that the total number of TABCORP ordinary shares and the total amount of cash to be provided by the TABCORP Group under the Ordinary Share Scheme are both fixed. To the extent that elections would, if satisfied in full, result in either amount being exceeded, the number of TABCORP ordinary shares or amount of cash to be provided to shareholders making the relevant elections would be scaled back to the extent necessary to ensure that those limits were not exceeded.

The overwhelming majority of shareholders who made a valid election chose to maximise the number of TABCORP ordinary shares that they will receive. Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said, 'We are delighted with the significant number of Jupiters shareholders who chose to maximise the number of TABCORP shares they will receive under the merger with Jupiters. This is a strong signal of the confidence that these shareholders have in TABCORP. We look forward to welcoming them as shareholders in Australia's premier gambling and entertainment group.'

Maximum Shares Elections

Jupiters ordinary shareholders who made a valid Maximum Shares Election will have their election scaled back, so that those shareholders will receive:

- 0.525 TABCORP ordinary shares per Jupiters ordinary share for 47.762% (rounded) of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme (with the aggregate number of TABCORP ordinary shares rounded); and
- A$5.25 for each of the remainder of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme.

Several examples of the effect of the scale back are provided below:

Number of Jupiters ordinary shares held	Number of TABCORP ordinary shares to be received	Amount of cash to be received#
100	25	A$273.00
250	62	A$687.75
400	100	A$1,097.25
750	188	A$2,058.00
1000	251	A$2,740.50

Maximum Cash Elections

Jupiters ordinary shareholders who made a valid Maximum Cash Election will have that election satisfied in full and will therefore receive A$5.25 cash per share# for all of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme. For example, a Jupiters ordinary shareholder who held 100 Jupiters ordinary shares and who made a valid Maximum Cash Election will receive A$525.#

Standard Cash and Shares Offer

Jupiters' ordinary shareholders who did not make any election, or who did not make a valid Maximum Shares Election or a valid Maximum Cash Election, will receive the Standard Cash and Shares Offer, namely (subject to the effects of rounding) A$285 cash# and 24 TABCORP ordinary shares for every 100 of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme.

For those shareholders, the consideration they will receive is not affected by the elections made by other shareholders.

Ineligible Overseas Shareholders

As noted in the Scheme Booklet sent by Jupiters to its ordinary shareholders, those Jupiters ordinary shareholders who are Ineligible Overseas Shareholders under the Ordinary Share Scheme will not receive TABCORP ordinary shares, even if they made a Maximum Shares Election or made no valid election at all.

An Ineligible Overseas Shareholders is any Jupiters ordinary shareholder whose address as shown in Jupiters' register of members at 5pm (Brisbane time) on 10 November 2003 was in a jurisdiction other than Australia or its external territories, Hong Kong, the United Kingdom or the United States of America.

This amount of cash excludes the 92.2 cents per Jupiters ordinary share to be received (subject to rounding) in the form of dividends from Jupiters under the Ordinary Share Scheme

The TABCORP ordinary shares that would otherwise have been issued to an Ineligible Overseas Shareholder under the Ordinary Share Scheme, after taking into account any valid election made by that Ineligible Overseas Shareholder, will be issued to a nominee of TABCORP and sold by that nominee on the ASX by 4 December 2003. The net proceeds of sale (after deducting brokerage and other selling costs, taxes and charges, and averaged for all TABCORP ordinary shares sold by the nominee in respect of Ineligible Overseas Shareholders) will be promptly afterwards paid to each Ineligible Overseas Shareholder, together with the cash amount also payable by the TABCORP Group under the Ordinary Share Scheme.

Trading of TABCORP ordinary shares

The 48,428,074 new TABCORP ordinary shares to be issued under the Ordinary Share Scheme are expected to commence trading on the ASX on a deferred settlement basis at 10am (Melbourne time) today. The code for TABCORP ordinary shares is TAH.

It is the responsibility of each Jupiters ordinary shareholder to confirm the number of TABCORP ordinary shares to be issued to them under the Ordinary Share Scheme before trading in those shares. Any person who sells such TABCORP ordinary shares before receiving details, in the form of a transaction confirmation or holding statement, of the number of shares they will receive does so at their own risk. TABCORP and Jupiters disclaim all liability, in negligence or otherwise, to any person who trades such TABCORP ordinary shares before receiving a transaction confirmation or holding statement.

Further information

For further information regarding the terms of the scale back that will be applied in connection with the merger with Jupiters, please call ASX Perpetual Registrars Limited on 1300 665 661 or, if calling from outside Australia, on +61 3 9615 9780.

Key dates

13 November 2003	Issue of new TABCORP ordinary shares
13 November 2003	Commencement of trading on the ASX of new TABCORP ordinary shares on a deferred settlement basis
20 November 2003	Dispatch of transaction confirmations and holding statements
21 November 2003	Commencement of trading on the ASX of new TABCORP ordinary shares on a normal settlement basis

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

TABCORP welcomes decision by NSW Government in relation to the proposed merger with Tab

13 November 2003

TABCORP Holdings Limited ("TABCORP") today welcomed the announcement by the Treasurer of NSW that the State Government would introduce legislation to allow TABCORP's proposed merger with Tab Limited ("Tab") to proceed, subject to certain conditions.

Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said, "We are delighted that the NSW Government will introduce legislation to allow the proposed merger to proceed. We appreciate that the Government has moved quickly to address this important issue. This allows TABCORP to continue to pursue its proposed merger which, if implemented, would provide substantial value to Tab shareholders. We continue to believe that TABCORP's proposal represents a demonstrably superior alternative to the proposed merger between Tab and UNiTAB."

Mr Slatter continued, "We have also been in discussions with the Liberal and National parties and we look forward to their support to the proposed legislation."

Conditions to approval

The NSW Government has indicated that its approval is subject to certain conditions. All of these conditions are acceptable to TABCORP. The requirement that no person can own more than 10% of TABCORP is entirely consistent with similar arrangements which TABCORP already has in place with the NSW Casino Control Authority, the Queensland Government and the Victorian Government.

Tab's Central Monitoring System Business

Should the merger with Tab proceed, TABCORP will undertake that Tab's Central Monitoring System Business is divested within 18 months of merging with Tab. This requirement of the NSW Government is acceptable to TABCORP.

Commenting on this requirement, Mr Slatter said, "TABCORP is very comfortable with the requirement to sell Tab's Central Monitoring Business. That business is a small part of Tab's total business and is not a key component of our strategic rationale in proposing a merger with Tab."

TABCORP is also comfortable with the requirement to relinquish Tab's Investment Licence and looks forward to discussing the Statewide Linked Jackpot Licence with the Government.

Next steps

TABCORP will continue to work towards implementing its proposed merger with Tab including engaging in discussions with Tab's board with a view to implementing the proposed merger.

Mr Slatter said, "TABCORP looks forward to continuing to work with all stakeholders in progressing the proposed merger. In particular, TABCORP looks forward to working with the NSW Racing Industry to address any reasonable concerns they may have".

For further information please contact

At TABCORP	At UBS	
Bruce Tobin	Peter Scott	Tim Antonie
General Manager Public Affairs	Managing Director	Executive Director
Tel (03) 9868 2508	Tel (03) 9242 6273	Tel (03) 9242 6277